Exhibit 99.7

NICE Introduces Agile CX, Preparing Organizations for Extreme Business Agility in
the New Reality

Utilizing cloud, AI, and analytics to build a blueprint for providing superior CX business insight and workforce agility

Hoboken, N.J., June 11, 2020 – NICE (Nasdaq: NICE) today announced its launch of Agile CX, a program focused on addressing the need for extreme business agility as CX organizations are fighting to gain leadership in unprecedented times. For many years, organizations were busy building capabilities to improve efficiencies and experiences, accepting that implementing changes required months or even years. After facing the extreme challenges driven by COVID-19, organizations are facing an immediate need to reprogram the way they operate. They recognize that by adopting extreme business agility, they are able to move faster, change work methodologies and processes, all in a matter of hours. Extreme business agility has become the most important, mission critical capability of any enterprise faced with navigating the current environment.  While today’s needs emerged due to COVID-19, extreme business agility is now a part of the ongoing mode of operation for the long run.

The Agile CX program will help customer experience leaders learn how to develop an extreme business agility state of mind, benefit from technology infrastructure and allow them to continuously adapt to changes amid the uncertainties they are all experiencing

This program follows NICE's launch of multiple solutions, including CXone@home, WEM@home and NEVA@home, accelerating the path to business continuity, remote engagement and productivity.

A key component of the program will take place during Agile CX Week, June 23rd through June 25th, and include a three part webinar series delivered by thought leaders who will cover:

•
Agile Service: Creating the right cloud foundation - principles for establishing a flexible cloud foundation that empowers rapid change through innovation and business adaptability, and continuously ensures smart digital-first experiences.

•
Agile Insights: Gaining visibility to drive hyper-personalized experiences - strategies for gaining insights and context to customer interactions using advanced analytics and AI that ensure customized, engaging experiences that boost loyalty.

•
Agile Workforce: Empowering the workforce and ensuring their well-being - guidelines for engaging the workforce by streamlining processes, automating guidance in real-time, extending tools to boost focus on value-driven service areas, and creating persona-based employee experiences.

Eran Liron, Executive Vice President, Marketing and Corporate Development, NICE, said, “As the world is slowly transitioning to a new reality, following the uncertainty driven by COVID-19, CX organizations are now beginning to navigate their way forward. While CX leaders examine what they did right, what was handled well and how to ensure things go better next time,  they understand the importance of being prepared for whatever comes next and being ready to adapt quickly. This new business flexibility, Agile CX, must be an integral part of the way CX organizations operate.”

To register for the Agile CX Week webinar series, click here

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Liron are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.